

Mail Stop 3720

February 5, 2008

<u>Via U.S. Mail and Fax</u>
Mr. Ken R. Risk
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm
Kimball, NE 69145

> **RE:** **George Risk Industries, Inc.**
> **Form 10-KSB for the fiscal year ended April 30, 2007**
> **Filed August 10, 2007; and**
> **Forms 10-QSB for July 31, 2001 and October 31, 2007**
> **Filed September 14, 2007 and December 14, 2007, respectively**
> **File No. 0-5378**

Dear Mr. Risk:

　　We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended April 30, 2007
Item 7 Financial Statements
Report of Independent Registered Public Accounting Firm, page 8

1. The report of Mason Russell West, LLC on the financial statements of George Risk Industries, Inc. for the years ended April 30, 2007 and 2006 included in your Form 10-KSB indicates that the audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (PCAOB). However, it appears that Mason Russell West, LLC was not registered with the PCAOB as of January 29, 2008. Please contact your auditor to confirm whether or not they were registered with the PCAOB. You should take whatever steps are necessary to obtain an audit conducted in accordance with the standards of the PCAOB. You should then amend your Form 10-KSB to include financial statements accompanied by an audit report signed by an audit firm that is registered with the PCAOB. (See PCAOB Rule 2100)

Notes to Financial Statements, page 14
Note 3—Marketable Securities

2. For your available-for-sale investments in debt securities, if material, please provide information about the contractual maturities of the securities as of the date of the most recent balance sheet presented and the basis for allocation of securities not due at a single maturity date, if such securities are allocated over several maturity groupings. (FAS-115, par. 20)

3. Furthermore, disclose the method used (i.e., specific identification, average cost, or other method used) to determine the cost of the following: securities sold or the amount reclassified out of accumulated other comprehensive income into earnings. (FAS-115, par. 21)

4. In accordance with EITF 03-1, paragraph 21, for your available-for-sale investments in debt and marketable equity securities that are impaired at the balance-sheet date but for which an other-than-temporary impairment has not been recognized, please provide as of each date for which a balance sheet is presented, the following quantitative information, in tabular form:
   - the aggregate amount of unrealized losses (i.e., the amount by which cost or unamortized cost exceeds fair value); and
   - the aggregate related fair value of investments with unrealized losses.

5. As of the date of the most recent balance sheet, please disclose the following qualitative information, in narrative form, that provides sufficient information to allow the financial statement users to understand the quantitative disclosures and the information that the entity considered (both positive and negative) in reaching the conclusion that the impairments are not other-than-temporary:
   - the nature of the investment;
   - the cause of the impairment;
   - the number of investment positions that are in an unrealized loss position;
   - the severity and duration of the impairment; and

- other evidence considered by the entity in reaching its conclusions that the investment is not other-than-temporarily impaired, including, for example, industry analyst reports, sector credit ratings, volatility of the security's fair value, and/or any other information that the entity considers relevant.

6. In addition, as your marketable securities balance is material to the balance sheet, please discuss the facts and circumstances regarding any material sales and purchases and gain and losses within the MD&A.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director